UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  2 )*

GUARANTY FINANCIAL GROUP, INC.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

40108N106

(CUSIP Number)

Michael G. Smith

c/o TRT Holdings, Inc.

600 East Colinas Road

Suite 1900

Irving, Texas 75039

(214) 283-8516

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40108N106

1.	Names of Reporting Persons TRT Financial Holdings, LLC 26-2685852

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 8,373,833(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 8,373,833(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,373,833(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.76%

14.	Type of Reporting Person (See Instructions) 00

(1) See Item 5.

CUSIP No. 40108N106

1.	Names of Reporting Persons Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 8,373,833(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 8,373,833(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,373,833(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.76%

14.	Type of Reporting Person (See Instructions) IN

(1) See Item 5.

CUSIP No. 40108N106

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and restates the Schedule 13D initially filed on June 9, 2008 (the “Original Filing”), as previously amended by Amendment No. 1 to the Original Filing, as filed on July 23, 2008 (the “Amendment No. 1”), and relating to the Common Shares, par value $1.00 (the “Common Shares”), of Guaranty Financial Group, Inc. (the “Issuer”).  Information reported in the Original Filing, as amended by Amendment No. 1, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.   Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing and Amendment No. 1, as applicable.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

(a)           Pursuant to Rule 13d-3(a), at the close of business on August 22, 2008, each of the Reporting Persons may be deemed to be the beneficial owner of 8,373,833 of the Common Shares, which constitute approximately 18.76% of the 44,630,751 Common Shares issued and outstanding as of the close of business on June 30, 2008.  TRT directly owns the Common Shares of Issuer.  Mr. Rowling indirectly owns such Common Shares due to his ownership of all of the voting  membership interests of TRT.

(b)           Each of the Reporting Persons, either directly or indirectly, has the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Shares reported in Item 5(a).

(c)           The exclusive transactions in the Issuer’s Common Shares by the Reporting Persons in the 60 days prior to the filing of this Amendment were the transactions described below.

From August 20, 2008, through August 22, 2008, TRT purchased a total of 950,500 Common Shares in a series of open market transactions.  The following table sets forth, for each day indicated, the number of Common Shares purchased, the weighted average price of Common Shares purchased and the aggregate purchase price paid for the Common Shares.

Date	Shares Purchased	Weighted Average Purchase Price	Aggregate Purchase Price
August 20, 2008	636,500	$4.28	$2,724,220
August 21, 2008	250,000	4.52	1,128,775
August 22, 2008	64,000	4.49	287,360

Total	950,500	$4.36	$4,140,355

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

CUSIP No. 40108N106

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of:  August 26, 2008

For TRT Financial Holdings, LLC

By:	/s/ Robert B. Rowling
Name:	Robert B. Rowling
Title:	Managing Member

/s/ Robert B. Rowling
Name:	Robert B. Rowling

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).